UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

                      For the fiscal year ended December 31, 2000.

/  /                 TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                     For the transaction period from ________________ to _______________.

Commission file number:  1-12381

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Linens ’n Things, Inc. 401(k) Plan

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Linens ’n Things, Inc.
  6 Brighton Road
  Clifton, NJ 07015

LINENS ’N THINGS, INC. 401(k) PLAN

REQUIRED INFORMATION

Financial Statements and Schedules:

The following financial statements of the Linens ’n Things, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirments of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Index

                                                                                                                         Page No.

     Independent Auditors' Report                                                                                2

     Statements of Net Assets Available for Plan Benefits -
          December 31, 2000 and 1999                                                                          3

     Statements of Changes in Net Assets Available for
          Plan Benefits - Years ended December 31, 2000 and 1999                               4

     Notes to Financial Statements                                                                                 6

     Schedule 1

     Schedule H, Item 4(i) - Schedule of Assets Held for Investment Purposes -
          at end of year December 31, 2000                                                                    15

     Schedule 2

     Schedule G, Part III - Nonexempt Transactions -
          Year ended December 31, 2000                                                                       16

Exhibits:

                                                                                                                         Page No.

     Exhibit 23

     Independent Accountants' Consent                                                                        17

Independent Auditors’ Report

The Plan Administrator
Linens ’n Things, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the 2000 basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2000 financial statements taken as a whole.

KPMG LLP

New York, New York
July 10, 2001

                            LINENS ’N THINGS, INC. 401(k) PLAN
                   Statements of Net Assets Available for Plan Benefits
                                December 31, 2000 and 1999

                                                          2000                  1999
                                                      -----------------  -------------------
Assets:
    Investments (note 4)                                  $ 25,143,909         $ 18,557,608
    Loans to participants                                      622,133              589,369
                                                      -----------------  -------------------
       Total investments                                    25,766,042           19,146,977

Receivables:
    Participants' Contributions                                347,000              149,000
    Employers Contributions                                    266,000                  --

       Total receivables                                       613,000              149,000
                                                      -----------------  -------------------
       Net assets available for plan benefits             $ 26,379,042         $ 19,295,977
                                                      =================  ===================

See accompanying notes to financial statements.

                              LINENS ’N THINGS, INC. 401(k) PLAN
               Statements of Changes in Net Assets Available for Plan Benefits
                            Years ended December 31, 2000 and 1999

                                                                        2000                  1999
                                                                 -----------------  -------------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                                          $  271,665           $  340,888
       Net realized and unrealized appreciation (depreciation)
         in fair value of investments (note 4)                          2,072,801             (223,342)
                                                                 -----------------  -------------------
                                                                        2,344,466              117,546
                                                                 -----------------  -------------------
    Contributions:
       Participants                                                     3,819,407            2,912,514
       Company                                                          2,450,178            1,952,360
                                                                 -----------------  -------------------
                                                                        6,269,585            4,864,874
                                                                 -----------------  -------------------
            Total additions                                             8,614,051            4,982,420
                                                                 -----------------  -------------------
Deductions from net assets attributed to:
    Benefits and withdrawals paid to participants                     (1,415,387)          (1,389,176)
    Loan defaults                                                       (115,599)             (58,614)
                                                                 -----------------  -------------------
            Total deductions                                          (1,530,986)          (1,447,790)
                                                                 -----------------  -------------------

Net increase in net assets available for plan benefits                  7,083,065            3,534,630
Net assets available for plan benefits:
    Beginning of year                                                  19,295,977           15,761,347
                                                                 -----------------  -------------------
    End of year                                                      $ 26,379,042         $ 19,295,977
                                                                 =================  ===================

See accompanying notes to financial statements.

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(1)  Plan Description

The following description of the Linens ’n Things, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a) Background

The Plan is a participant-directed, defined contribution plan established by Linens ’n Things, Inc. (the Company or Plan Sponsor) as of December 1, 1996, the first month subsequent to the Company’s initial public offering (IPO) on November 26, 1996. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the Plan Committee) appointed by Linens ’n Things, Inc. In accordance with the provisions of the Plan, the Plan Committee is also the Administrator (the Administrator). Effective December 1, 1998, the Plan Committee appointed Prudential Investments as the Trustee (the Trustee). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee. The Trustee also reports to the Plan’s management regarding investments and changes in these investments.

(b) Eligibility

Eligible employees become participants in the Plan at the beginning of the first payroll period of the first month following completion of a year of service with at least 1,000 hours worked and attaining age 21.

(c) Employee Contributions

Each year participants may contribute up to 15% of pretax annual compensation, not to exceed $10,500 and $10,000 in 2000 and 1999, respectively. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or contribution plans.

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(d) Employer Contributions

Employer matching contributions are equal to 100% of the first 6% of the employee contributions. Matching contributions made by the Company were $2,450,178 and $1,952,360 in 2000 and 1999, respectively. Contributions are subject to certain limitations as specified in plan documentation.

(e) Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within selected investment options. A participant can elect to participate within eight investment options offered by Prudential Investments. The following is a brief description of each investment option:

Norwest Stable Value Fund

This mutual fund invests to provide safety of principal, adequate liquidity and returns superior to shorter maturity alternatives. The Norwest Stable Fund is an actively managed, diversified portfolio of assets issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.

Kemper-Dreman High Return Equity Fund

This fund invests primarily in stocks issued by large-cap companies that fund management believes to have established records of earnings and dividends, low price-earnings ratios, reasonable returns on equity, and sound finances.

MFS Total Return Fund

This fund tends to focus on conservative stocks and bonds. It accomplishes this by either balancing their assets equally among stocks, bonds, convertibles, and cash, or by adjusting their holdings frequently in response to market conditions.

LINENS ’N THINGS, INC. 401(k) PLAN

     Notes to Financial Statements

December 31, 2000 and 1999

Prudential Small Company Value Fund

This small-cap value fund invests in companies that have market values under $1 billion and that offer lower stock prices than other small-sized stocks. This fund concentrates on lower priced stocks that have yet to be discovered by the other investors.

Prudential World Fund: International Stock Series

This fund can invest in any country outside the United States. This fund might divide its assets among a dozen or more developed markets, including Japan, Britain, France and Germany, while also investing a small portion in emerging markets, such as Hong Kong, Brazil, Mexico and Thailand.

Prudential Stock Index Fund Z

This fund is for qualified investors and seeks to mirror the returns of the S&P 500 index. The fund normally invests at least 80% of its assets in securities included in the S&P 500 index according to each security’s weighting in the index. Management attempts to achieve a performance correlation with the S&P 500 of 0.95 irrespective of expenses. The fund may invest in derivatives.

Prudential Jennison Growth Fund A

This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The fund seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

Linens ’n Things Company Stock Fund

This fund offers participants the opportunity to purchase Linens ’n Things, Inc. common stock.

LINENS ’N THINGS, INC. 401(k) PLAN

      Notes to Financial Statements

December 31, 2000 and 1999

Beginning May 1, 2000, the following two investment options were added by Prudential Investments:

Alliance Technology Fund

This fund emphasizes growth of capital and invests for capital appreciation. The fund invests primarily in securities of companies expected to benefit from technological advances and improvements.

Fundamental Investment Fund

This fund seeks growth of capital and income. The fund primarily invests in common stocks and convertibles as well as debt securities that are rated BBB or better, but it may also invest up to 5% of assets in debt rated below investment-grade. The fund may invest up to 15% of assets in foreign securities.

(f) Participants' Accounts

Each participant’s account is credited with the participant’s contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of credited service, as defined. A participant is 50% vested after three years and 100% vested after five years of credited service.

LINENS ’N THINGS, INC. 401(k) PLAN

      Notes to Financial Statements

December 31, 2000 and 1999

(h) Payment of Benefits

Upon reaching normal retirement (age 65 or age 55 with 10 years of vested service, as defined) or upon permanent disability, all vested amounts credited to a participant’s account become distributable. Distributions will be made as soon as administratively feasible, following a participant’s request, and will be made in a lump-sum cash payment.

Upon a participant’s death, the participant’s beneficiary is entitled to 100% of the participant’s vested account balance.

Upon termination of service, other than for normal retirement or death, the Administrator will direct the current Trustee to pay to the participant his or her benefit in an immediate lump sum or a deferred lump sum, if certain criteria are met.

(i) Forfeitures

Upon a participant’s termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce company contributions. Forfeitures were netted against the company contributions for the years ended December 31, 2000 and 1999. Forfeitures were $126,223 and $219,945 for the years ended December 31, 2000 and 1999, respectively.

(j) Administrative Expenses

All administrative expenses are paid by the Plan Sponsor.

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(2)  Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(c) Risk and Uncertainties

The assets for the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock and bond market fluctuations, interest rate changes, economic conditions and world affairs.

(d) Investments

Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Each investment fund, aside from unallocated cash, which is held in an interest-bearing money market account, is stated at the fair value on the last business day of the plan year as reported by the current Trustee which is based on the market value of the underlying securities based on quotations from national securities exchanges.

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(3)  Loans to Plan Participants

Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months. The Plan charged 1% above the prime rate, adjusted quarterly, for the years ended December 31, 2000 and 1999.

The loans are repaid to the Plan through after-tax payroll deductions. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant’s contribution election percentages. The term of the loan is arrived at by mutual agreement between the Plan Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan may not exceed 25 years.

(4)  Investments

At December 31, 2000 and 1999, the Plan’s assets, were allocated among various investment funds administered by independent investment managers.

        The following investments represent five percent or more of the net assets available for benefits:

11

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

                                                           2000               1999
                                                      ---------------    ----------------
Norwest Stable Value Fund                               $  6,427,024     $     5,530,784
Kemper-Dreman High Return Equity Fund                      7,058,070           5,447,215
MFS Total Return Fund                                      4,189,963           3,159,637
Prudential World Fund: International Stock Series          1,994,562           1,621,603
Linens &n Things Company Stock Fund                               --           1,056,629
Prudential Jennison Growth Fund A                          2,391,170           1,114,597

       During 2000 and 1999, the Plan's  investments  (including  gains and losses on  investments  bought and sold, as well as held during the year)  appreciated  (depreciated)  in value by $2,072,801 and $(223,342),  respectively, as follows:

                                                         2000               1999
                                                     --------------    ----------------
Alliance Technology Fund                             $   (136,271)       $          --
Fundamental Investment Fund                                (1,140)                  --
Kemper-Dreman High Return Equity Fund                    1,860,556         (1,034,069)
Linens 'n Things Company Stock Fund                        229,083            (71,413)
MFS Total Return Fund                                      531,991              13,794
Norwest Stable Value Fund                                  334,366             304,097
Prudential Jennison Growth Fund A                        (596,096)             155,649
Prudential Small Company Value Fund                         11,365             (2,408)
Prudential Stock Index Fund Z                            (106,964)              37,172
Prudential World Fund: International Stock Series         (54,089)             373,836
                                                     --------------    ----------------
       Net appreciation (depreciation) in
          fair value of investments                  $   2,072,801       $   (223,342)
                                                     ==============    ================

(5)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(6)  Federal Income Taxes

The Plan obtained its latest determination letter on April 20, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has not been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)  Subsequent Event

Effective April, 2001, the Plan Committee appointed Fidelity Investments as the Trustee, and as such the fund balances held by Prudential Investments were transferred to Fidelity Investments.

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2000 and 1999

                                                                     Schedule 1

                       LINENS ’N THINGS, INC. 401(k) PLAN

 Schedule H, Item 4(i) Schedule of Assets Held for Investment Purposes at Year End

                                December 31, 2000

                                                           Description of             Current
                          Identity of issue**                investment                value
----------------------------------------------------- -------------------------   -----------------
Alliance Technology Fund                                    Mutual Fund                  $ 355,148
Fundamental Investment Fund                                 Mutual Fund                    192,019
Norwest Stable Value Fund                                   Mutual Fund                  6,427,024
Kemper-Dreman High Return Equity Fund                       Mutual Fund                  7,058,070
MFS Total Return Fund                                       Mutual Fund                  4,189,963
Prudential Small Company Value Fund                         Mutual Fund                    481,179
Prudential World Fund: International Stock Series           Mutual Fund                  1,994,562
Linens 'n Things Company Stock Fund                        Company Stock                   926,175
Prudential Stock Index Fund Z                               Mutual Fund                  1,128,391
Prudential Jennison Growth Fund A                           Mutual Fund                  2,391,170
AP Fund                                                     Mutual Fund                        208
Participant Loans                                          Loan Account*                   622,133
                                                                                  -----------------
                                                                                       $25,766,042
                                                                                  =================

*   Interest rates charged on outstanding loans during the plan year were between 7% and 10.5%

** Party-in-interest as defined by ERISA

See accompanying independent auditors' report.

                                       13

Schedule 2

LINENS ’N THINGS, INC. 401(k) PLAN

Schedule G, Part III - Nonexempt Transactions

Year Ended December 31, 2000

(a)     Identity of party involved:                   Linens ’n Things, Inc.

(b)     Relationship to plan, employer,
        or other party-in-interest:                   Plan Sponsor

(c)     Description of transactions                   Due to third party administrative problems, the Plan Sponsor held
        including maturity date, rate of              employee contributions from the January 2000, February 2000 and
        interest, collateral, par or                  December 2000 payroll cycles.  The January 2000 contributions were
        maturity value:                               not deposited into the Plan until February 28, 2000, 5 business days late.
                                                      The February 2000 contributions were not deposited into the Plan until March
                                                      27, 2000, 4 business days late.  The December 2000 contributions were not deposited into the Plan until January 24, 2001, 2 business days late.  Total contributions amounted to approximately $1,258,000, including $530,000 of employer contributions.  The Plan Sponsor will file the Form 5330 and pay the excise taxes on the prohibited transactions.  The Plan Sponsor will also pay the estimated lost earnings on these employee contributions as a contribution in 2001.  The Plan Sponsor believes the amounts for excise taxes and estimated last earnings immaterial in nature.

(d)     Purchase price:                               N/A

(e)     Selling price:                                N/A

(f)     Lease rental:                                 N/A

(g)     Expenses incurred in connection
        with transaction:                             __

(h)     Cost of asset:                                N/A

(i)     Current value of asset:                       Unknown

(j)     Net gain (loss) on each transaction:          N/A

                                       14

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees of the Linens ’n Things, Inc. 401(k) Plan (or other persons who who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                         Linens ’n Things 401(k) Plan

                                                                                 WILLIAM T. GILES
                                                                         By:____________________________________
                                                                               William T. Giles
                                                                               Senior Vice President, Chief Financial Officer
                                                                                and Member of the Plan Committee

Date:  July 10, 2001

EXHIBIT INDEX

Exhibit No.                Description

     23                      Consent of KPMG LLP